UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 103

(CUSIP Number)

Thomas J. Rice

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 103

1.	Names of Reporting Persons FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 11,580,436
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 11,580,436

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,580,436
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.2%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 37,633
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 37,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,633
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons PAN ATLANTIC HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 37,633
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 37,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,633
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 439,555
	8.	Shared Voting Power 15,129,963
	9.	Sole Dispositive Power 439,555
	10.	Shared Dispositive Power 15,129,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,569,518
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 36.5%
14.	Type of Reporting Person IN

CUSIP No. 918640 103

1.	Names of Reporting Persons FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,511,894
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,511,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,894
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,511,894
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,511,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,894
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited, Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the

Statement filed July 31, 2019, Amendment No. 2 to the Statement filed January 27, 2020, and Amendment No. 3 to the Statement filed July 16, 2020, is hereby further amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 4) give effect to the 1-for-10 reverse stock split effected by the Issuer on August 7, 2018 in connection with the Issuer’s initial public offering (“IPO”) completed on August 13, 2018.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended by the addition of the following information:

On October 1, 2021, Pan Atlantic Bank and Trust Limited voluntary gave up its Barbados Banking License and continues as a regular Barbados registered business entity under its new name Pan Atlantic Holdings Ltd. (“PAHL”). Daniel G. Orezzoli Bozzalla, a citizen of Chile, joined as a director of PAHL. His principal occupation or employment includes Reprsentante Legal/Gerente General of Toronto Trust as well as Director de empresa of Chisa (Chile South Apple). All other information related to Pan Atlantic Bank and Trust Limited set forth in the Statement, as amended, remains the same for PAHL.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI Parent, FCMI, PAHL, G-M Fund or FMG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate amount paid by FCMI Parent and G-M Fund for the shares of Common Stock it acquired pursuant to the Stock Purchase Agreement referred to in Items 4 and 6 below and reported in Item 5 of this Amendment, was approximately $4,000,000.00. FCMI Parent and G-M Fund acquired the funds for such purchase from their working capital.

Subsequent to July 16, 2020, a total of 2,148,034 shares of Common Stock issuable in exchange for certain partnership interests held by FCMI Parent and FCMI were converted and are now held by FCMI Parent.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI Parent Co., G-M Fund and the Issuer entered into a Stock Purchase Agreement dated January 27, 2022, as amended on January 31, 2022 (the ” Stock Purchase Agreement”), pursuant to which, FCMI Parent Co. and G-M Fund each purchased 1,801,801 shares of Common Stock from the Issuer at a purchase price of $1.11 per share, resulting in a total purchase price of $3,999,998.22. In the Stock Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock to fund the ongoing development and clinical trials of pepinemab, the adopted name for VX15, the Issuer’s lead product candidate, which is being developed for treatment of non-small cell lung cancer, osteosarcoma, melanoma and Huntington’s disease. The Issuer will also use such proceeds for working capital and general corporate purposes. FCMI Parent and G-M Fund acquired the Common Stock reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Stock Purchase Agreement, see Item 6.

The Filing Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Filing Persons do not have any present intention to sell any Common Stock that will be included in such Registration Statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the Registration Statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

See the Preliminary Note in Item 1 of this Schedule 13D (Amendment No. 4).

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Filing Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 4), the Filing Persons are the beneficial owners of a total of 15,569,518 shares of the Issuer’s Common Stock, representing 36.5% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 42,664,051 shares outstanding or deemed outstanding, comprising (i) 30,801,110 shares of Common Stock outstanding on November 4, 2021, pursuant to the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2021, plus (ii) 3,603,602 shares issued to FCMI Parent and G-M Fund by the Issuer pursuant to the Stock Purchase Agreement, plus (iii) 4,144,142 issued to other investors by the Issuer pursuant to the Stock Purchase Agreement, plus (iv) 3,115,197 shares issued pursuant to registration statement no. 333-236416 on Form 3-S filed on February 13, 2020, as represented to by the Issuer. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned		Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PAHL	37,633		0.1%	37,633	[1]	0.1%
FCMI	-0-	[2]	-0-%	37,633	[3]	0.1%[3]
FCMI Parent	11,580,436		27.1%	11,618,069	[4]	27.2%[4]
G-M Fund	3,511,894	[5]	8.2%	3,511,894	[5]	8.2%[5]
FMG	-0-		-0-%	3,511,894	[5]	8.2%[5]
Albert Friedberg	439,555		1.0%	15,569,518	[6]	36.5%[6]

[1]	All such shares are owned of record directly by PAHL. See “Beneficial Ownership of Shares Under PAHL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
[2]	All 967,983 issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI have been converted and are now held by FCMI Parent.
[3]	Includes 37,633 shares owned directly by PAHL.
[4]	Includes 11,580,436 shares owned directly by FCMI Parent and 37,633 shares owned directly by PAHL.
[5]	All such 3,511,894 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[6]	Includes 37,633 shares owned directly by PAHL, 11,580,436 shares owned directly by FCMI Parent, 3,511,894 shares owned directly by G-M Fund, and 439,555 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PAHL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may

As of January 31, 2022, Enrique Zauderer, Vice President and a Director of FMG and Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, are the beneficial owners of 15,700 shares and 13,621 shares, respectively, of the Issuer’s Common Stock.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg, (ii) the Common Stock beneficially owned by each of Messrs. Zauderer and Gordon, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

Except for FCMI Parent’s and G-M Fund’s purchase of 3,603,602 shares of Common Stock pursuant to the Stock Purchase Agreement none of the Filing Persons and, to their knowledge, none of their respective directors or officers has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 4).

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Stock Purchase Agreement

FCMI Parent Co., G-M Fund and the Issuer entered into a Stock Purchase Agreement dated January 27, 2022, as amended on January 31, 2022 (the ” Stock Purchase Agreement”), pursuant to which, FCMI Parent Co. and G-M Fund each purchased 1,801,801 shares of Common Stock from the Issuer at a purchase price of $1.11 per share, resulting in a total purchase price of $3,999,998.22. The closing under the Stock Purchase Agreement occurred on January 31, 2022. The Stock Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by FCMI Parent and G-M Fund customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by FCMI Parent and G-M Fund with respect to their status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by FCMI Parent and G-M Fund that the shares of Common Stock issued pursuant to the Stock Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by FCMI Parent and G-M Fund to sell the Common Stock issued pursuant to the Stock Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock purchased pursuant to the Stock Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to FCMI Parent and G-M Fund with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Stock Purchase Agreement also contains certain customary conditions to FCMI Parent’s and G-M Fund’ obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The foregoing descriptions of certain material provisions of the Stock Purchase Agreement are qualified, in each case, by the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 4).

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 4):

Exhibit	Document
99.15	Stock Purchase Agreement by and between the Company and the Investors (as defined therein), dated as of January 27, 2022, Amendment to Stock Purchase Agreement by and between the Company and the Investors signatory thereto, dated as of January 31, 2022, and Joinders by and between the Company and the Additional Investors signatory thereto, dated as of January 31, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 31, 2022).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022
FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC HOLDINGS LTD.

	By:	/s/ Robert J. Bourque
	Name:	Robert J. Bourque
	Title:	Managing Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg